Exhibit 99.1

Indonesia Energy Discovers Oil at K-29 Well

Production Operations Will Commence in the Next Couple of Weeks

YouTube Live Broadcast Set for
Thursday, September 3, 2026 at 12:15 pm Eastern Time

JAKARTA, INDONESIA AND DANVILLE, CA, Wednesday, September 2, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that IEC has discovered good quality oil during testing operations at the newly drilled K-29 well at Kruh Block. K-29 was spud on July 25, 2026 and recently reached a total depth of 3,378 feet.

IEC also announced that actual production operations at K-29 are expected to commence in the next couple of weeks. Of particular note to the K-29 well is that the perforation gun used pursuant to Pertamina’s (Indonesia’s state-owned oil and gas company) approved perforation targets was naturally bleeding/seeping oil, which is typically viewed as a very good result. This has not been the case in previous wells at the Kruh Block. and the well may begin natural production without a fracturing procedure. IEC expects to gain further data and information as production operations commence. Additionally, the well was drilled with zero lost time injury or other environmental, health and safety incidents.

The drilling rig used at the K-29 well has now been mobilized and is on its way to the WK-5 wellsite to drill that well in continuation of IEC’s planned drilling operations for 2026.

Both K-29 and WK-5 are located within IEC’s approximately 63,000-acre Kruh Block on the island of Sumatra, Indonesia.

As previously announced, IEC will host a YouTube Live presentation featuring its President, Frank Ingriselli, on Thursday, September 3, 2026, at 12:15 p.m. Eastern time/9:15 a.m. Pacific Time.

The live presentation will be accessible at the following YouTube Live link: https://youtube.com/live/o8CkQxnlKZw?feature=share.

During the live presentation, Mr. Ingriselli will provide an update on operations and will take questions live from viewers.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, the live presentation described herein, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling and anticipated production activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com